Exhibit D

Date 12 July 2009 Contact person Eric Hageman Phone +31 70 44 615 83
Board of Directors iBasis, Inc. 20 Second Avenue Burlington, MA 01803

Members of the Board,

Royal KPN N.V. (“KPN”) is pleased to advise you that it intends to commence, through its wholly owned subsidiary KPN B.V., a tender offer for all of the outstanding shares of common stock of iBasis, Inc. (“iBasis”) not already owned by KPN or its subsidiaries at an offer price of $1.55 per share in cash.

This offer price represents a premium of 19.2% over the closing price of the shares on 10 July 2009 (or 27.0% when iBasis’s significant net cash balance of approximately $0.37 per share is taken into account) and 33.6% over the average closing price during the past three months. In light of these considerations, we believe the price we intend to offer is fair to the shareholders of iBasis (other than KPN and its affiliates). Furthermore, our proposal represents a unique opportunity for the public shareholders of iBasis to obtain liquidity in the near term.

We believe the proposed transaction would enable KPN and iBasis to optimize our partnership in the current challenging economic and competitive environment. The transaction will provide iBasis with increased access to the resources of KPN, which we anticipate will place iBasis in a better position to confront its competitive challenges and improve its operational and strategic potential.

The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of iBasis not owned by KPN and its affiliates or the directors and officers of iBasis, as well as the tender of a sufficient number of shares to bring KPN’s ownership interest to at least 90% of the outstanding shares of iBasis. If we own at least 90% of the outstanding shares of iBasis following consummation of the tender offer, we intend to consummate a subsequent “short-form” merger transaction in which shares that are not tendered in the tender offer would be converted into the right to receive cash at the same price offered in the tender offer. There will be no financing condition associated with the tender offer. KPN expects to finance the tender offer from existing financing sources.

In considering our proposal, you should be aware that we are interested only in acquiring the iBasis shares not already owned by us and that we will not sell our stake in iBasis or consider any strategic transaction involving iBasis other than the proposal outlined here.

KPN Royal Dutch Telecom	Phone +31 70 34 34 343	Postal address	KPN Royal Dutch Telecom Koninklijke KPN N.V. Handelsregister K.v.K. Haaglanden nr. 02045200 NL 008849225B02
Maanplein 55 2516 CK The Hague The Netherlands	Fax +31 70 45 10 101	P.O. Box 30000 2500 GA The Hague The Netherlands

We intend to commence our tender offer by the end of July. We expect that the Board of Directors of iBasis will form a special committee of independent directors that will make a recommendation with respect to our offer. We will encourage the special committee to retain its own legal and financial advisors to assist in its function.

We are hopeful that by proceeding with a tender offer we will be able to complete the acquisition of the public iBasis shares quickly and thereby enable the shareholders of iBasis to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

In the morning of 13 July 2009, we will file a Schedule 13D amendment, and as such, we feel compelled to issue a press release, a copy of which is attached for your information. We expect to issue this press release prior to the opening of the Euronext Amsterdam market on 13 July 2009.

Daniël Braat will be overseeing this proposed transaction from KPN. If you have any questions concerning our proposal, please feel free to contact him.

Kind regards,

/s/ W.T.J. Hageman
Executive Vice President Finance

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